Filed by Westinghouse Air Brake Technologies Corp
Pursuant to Rule 425 under the Securities Act of 1933, as amended,
And deemed filed pursuant to Rule 14a-6
Under the Securities Exchange Act of 1934, as amended
Subject Company: General Electric Company
Commission File No.: 001-00035

The following is a transcript of the Third Quarter 2018 Earnings Conference Call of Westinghouse Air Brake Technologies Corporation, recorded and made available for replay on Tuesday, October 30, 2018.

Operator:	Good day, and welcome to the Wabtec third quarter 2018 earnings conference call.

All participants will be in listen-only mode. Should you need assistance, please signal a conference specialist by pressing the “*” key, followed by “0.” After today’s presentation, there will be an opportunity to ask questions. To ask a question, you may press “*,” then “1” on your touch-tone phone. To withdraw your question, please press “*,” then “2.”

Please note this event is being recorded.

I would now like to turn the conference call over to Mr. Tim Wesley, Vice President of Investor Relations. Mr. Wesley, the floor is yours, sir.

Tim Wesley:
Thank you, Mike. Good morning, everybody. Welcome to our 2018 third quarter earnings call. Let me introduce the rest of our team here with me in Wilmerding: Ray Betler, President and CEO; Pat Dugan, our CFO; Stéphane Rambaud-Measson; our COO; our Corporate Controller, John Mastalerz; and Al Neupaver, our Executive Chairman.

We’re going to make our prepared remarks as we usually do, and then we will be happy to take your questions. And of course during the call we will make forward-looking statements. So, we just ask that you please review today’s press release for the appropriate disclaimers.

With that, I’ll turn it over to you, Ray.

Ray Betler:
Thanks, Tim. Good morning, everyone. It’s good to talk to you today. I’m happy to report we had strong growth in sales and EPS for the third quarter, and we’re well positioned for a strong finish to the year, both in terms of earnings and in terms of cash flow. We also affirmed our EPS guidance for the year and increased our sales guidance.

In the third quarter, we saw year-on-year revenue growth in both our segments for the fourth quarter in a row. Even with strong revenue growth this year, adjusting for changes in FX, our backlog remains a record high. We won new business in most of our major markets and product areas around the world.

As we focus on our short-term performance, we’re also investing in our long-term growth opportunities, including of course our planned merger with GE Transportation, which we’ll talk about those opportunities later in the call.

But first, I want to introduce Pat to review the third quarter numbers.

Pat Dugan:	Thanks, Ray, and good morning, everybody.

Sales for the third quarter were $1.08 billion. Our transit segment sales increased 11%, to $686 million. This increase was due to strong organic growth, adding about $61 million; from acquisitions, which contributed about $21 million; and those more than offset the negative impact of foreign exchange rates, of about $14 million. This is the fourth quarter in a row we’ve seen organic sales growth, which shows that our backlog is really starting to kick in.

Freight sales increased 15%, to $392 million for the fourth year-on-year increase in a row. The increase was also due to strong organic growth, adding about $46 million, and from acquisitions, contributing about $11 million. And that was offset by a negative impact of foreign exchange of about $6 million. Freight sales in backlog are near their highest levels in two years, and freight aftermarket sales showed year-on-year growth for the fifth quarter in a row. All of these are positive indicators.

When you look at our consolidated operating income for the quarter, it was $125 million, or 11.6% of sales. Now, this operating income included transaction costs related to the GE Transportation merger of about $7 million. It included restructuring expenses of about $3 million. And it included about $1 million for a goods and service tax law change in India, which is reflected on our SG&A. Excluding those items, our operating margin was 12.6%. That’s the same as the second quarter, despite a 3% decrease in sales consistent with seasonality.

During the quarter, we also had a negative impact of about $2 million due to tariff increases, which we were able to offset a portion of with surcharges or other adjustments.

Our full-year 2018 adjusted operating margin target is now about 13%, slightly lower than our initial guidance due to the tariffs and as we continue to work through some of our lower-margin contracts we’re executing on in the U.K.

SG&A for the quarter was about $147 million. This increase is mainly due to the expense items that I just mentioned and acquisitions. We expect it to be about $140 million in the fourth quarter, excluding any expenses related to the GE Transportation merger and any restructuring.

Engineering expenses decreased to $20 million due to the timing of our spending and because some of those expenses do get captured in cost of sales as a component of our revenue.

Amortization expense increased slightly, mainly due to acquisitions.

Now, when I look at my segment operating income for transit, operating income increased 28%, to $61 million, for an operating margin of about 9%. This includes $2.3 million for restructuring expenses and the Indian tax law change mentioned above. Excluding those items, the margin was 9.2%. We expect the margin to improve in the fourth quarter as we complete some of the U.K. projects and continue with our restructuring and cost reduction initiatives.

Freight operating income was $79 million, up 29%, for an operating margin of 20.3%. The improvement compared to last year was due to higher sales and a more favorable product mix.

For the full year of 2018, we expect operating margin improvements for both the segments, compared to the last year. These improvements will come through better project performance, a better mix of sales, and the benefits of restructuring and cost reduction programs.

Just as a quick update on our Faiveley integration and synergy plan. As you know, our target for the first three years is at least $50 million, and we remain ahead of that pace as we come to the end of Year 2.

Continuing with the income statement, looking at interest expense, it was $24 million in the third quarter, and it includes about $3.2 million of incremental finance costs related to the GE Transportation merger. Going forward, we expect our interest expense to be about $20 million per quarter, if you exclude the carry cost of the new capital structure that was put in place for the GE Transportation merger. Remember that we are focused on generating cash to reduce that debt and, obviously, the related interest expense.

Other income and expense was an income of about $1.2 million, compared to other expense of $443,000 in the prior-year quarter, and that improvement was mainly due to lower translation expenses for FX, for foreign exchange.

Our effective tax rate for the quarter was about 16.2%. That’s lower than expected due to a benefit from – a $7 million benefit from the reduction of our estimated transition tax charge that was initially recorded in the fourth quarter of 2017, specifically due to the 2017 U.S. Tax Reform Act. Excluding this benefit, our effective tax rate was 22.5% for the third quarter, and we expect it to be about 24.5% for the fourth quarter.

Just to help reconcile the third quarter EPS for everybody because of all the adjustments, the GAAP earnings for Q3 were a diluted share of $0.91. Expenses for the GE Transportation merger, other restructuring actions, and the effects of the tax law changes reduced EPS by a net of $0.04. That’s in the $0.91.

So, you can find these details in our press release. And just to bridge this, our net income per diluted share in accordance with GAAP is about $0.91. You add back restructuring expenses that are within our cost of sales in our SG&A, of $0.02. You add back our transactions costs for GE that’s recorded in SG&A and interest; that’s about $0.08. You add back India tax expense that’s in our SG&A of about $0.01. And then you deduct the benefit from the U.S. tax reform liability; that’s about a $0.07 reduction. So, we come up with a net $0.95 for the quarter.

So, shifting to our balance sheet and our cash from operations, we believe our balance sheet provides the financial capacity and the flexibility to continue to invest in our growth opportunities. We’ve obviously executed on our capital structure in preparation of the GET transaction. We have an investment-grade credit rating, and our goal is to continue to maintain that.

When you look at the cash from operations for the quarter, we used $30 million of cash from operations. Now, that occurs because it’s been mainly used related to increased working capital, including for some of the U.K. projects that we mentioned earlier. But there’s some other negative effects included in the cash. That includes the transaction and restructuring costs of about $10 million in the quarter and about $24 million related to tax payments made in accordance with the requirements under the 2017 U.S. tax law change.

We expect cash generation to be strong in the fourth quarter, as it typically is, and our cash from operations target for the full year is now about $200 million.

Looking at working capital elements, at September 30 our receivables were $851 million, inventories were $866 million, and our accounts payable were $557 million. In addition to that, we had unbilled receivables of about $389 million, which were mostly offset by customer deposits of about $374 million.

At September 30, we had $411 million in cash on our balance sheet, mostly held outside the U.S. We also have about $1.7 billion of restricted cash, which is intended to be used for a portion of the cash requirement under the GE Transportation merger.

Our total debt is about $3.9 billion, and our net debt-to-EBITDA is about 2.6x.

Just a note about our new financing arrangements. In anticipation of the GET merger, we completed some new financing in the quarter. We issued $500 million of floating-rate senior notes due in 2021. We issued $750 million of senior notes with a rate of 4.15% that will be due in 2024 and $1.25 billion of senior notes with a rate of 4.7% due in 2028. These proceeds, along with the borrowings under our revolver, cash on hand, and other delayed draw term loans that are available to us, will be used to pay the cash purchase price for the GE Transportation transaction and for the related fees and expenses of that transaction.

As a reminder, our other debt includes about $750 million of bonds that are due in 2026 and $250 million of bonds due in 2023 and some other various debt, including $350 million on our revolver.

Just some miscellaneous items for everybody’s information. Our depreciation in the quarter was about $18 million. That’s consistent with last year’s quarter. For the full year of 2018, we expect it to be about $70 million.

Our amortization expense was about $10 million, compared to $9 million in last year’s quarter. And for the full year of ‘18, we expect it to be about $40 million.

CapEx for the quarter was $25 million, compared to $22 million a year ago, and we expect to spend about $100 million in 2018.

Looking at our backlog, we had another good quarter for generating new orders, as you can see from the numbers we reported in the press release. At September 30, our multiyear backlog was a near-record $4.6 billion, and our rolling 12-month backlog, which is a subset of the multiyear backlog, was $2.2 billion.

So, with that, I’d like to turn it over back to Ray.

Ray Betler:
Okay. Thanks, Pat. As I mentioned previously, for the year we increased our revenue guidance slightly and we affirmed our EPS guidance. We now expect full-year revenues of about $4.35 billion, with adjusted earnings per diluted share of about $3.85, excluding costs related to the GE merger, restructuring charges, and the effects of tax law changes. Compared to 2017, this would represent revenue growth of about 11% and adjusted EPS growth of about 12%.

Our adjusted operating margin target for the year is now about 13%, slightly lower than our previous expectation, as we finish some of our U.K. projects and absorb some negative effects from the new tariffs in the U.S.

Before I ask Stéphane to discuss the transit and freight segments, let me give you an update on the merger with GE. As you know, I’ve been calling this a once-in-a-lifetime opportunity, and I truly believe that. We’re excited by both the short-term as well as the long-term opportunities of this combination. Post closing, Wabtec will be a Fortune 500 company and a global transportation leader in rail equipment, software, and services, with operations in more than 50 countries.

Financially, GE Transportation has continued to perform as expected this year and remains confident about its outlook for 2019. In its third quarter, the company had revenues of $932 million and a segment profit of $162 million, for an operating margin of 17.4%. The company booked orders of $2 billion in the third quarter, more than double the year-ago third quarter.

This performance reflects what we are also seeing in our freight markets: rail traffic growth is up, rolling stock coming out of storage, and OEM orders picking up. Parked locomotives, for example, are down more than 30% since the beginning of the year.

We expect the GE Transportation transaction to be completed in early 2019, subject to customary closing conditions. As we announced recently, Wabtec has set a special meeting of our shareholders for November 14 to ask for approval for some of the steps necessary for the merger. And both Wabtec and GE are working earnestly on various regulatory approvals, including those with the U.S. Department of Justice.

So, let me review again the compelling strategic rationale for the merger. After closing, we will be a diversified global leader in transportation and logistics. We’re combining Wabtec’s freight and transit components with GE Transportation’s locomotive manufacturing capability and service.

From our discussions so far, we see a strong cultural fit that should enable a seamless integration.

Our combined electronics and digital capabilities can lead to autonomous operations. Wabtec will be well positioned to meet the growing demand for train intelligence and network optimization.

We will benefit from recurring revenue in a high-margin aftermarket and service sector. Complementary global customer relationships will drive substantial cross-selling opportunities and help us to dampen cyclicality.

Our pro forma financials are compelling, especially at this attractive point in the cycle. We expect to have significant scale, a rapid growth trajectory, superior margins, and strong free cash flow. GE is well positioned as the industry recovers.

The significant operating synergy potential and tax benefit drive value creation, approximately $250 million of anticipated run rate synergies driven by mainly cost reduction opportunities, and a net tax benefit of about $1.1 billion. We will have a strong free cash flow profile to enable rapid delevering. We remain committed to retaining our investment-grade rating and our dividend.

And with that, I’d like Stéphane to discuss the transit and freight segments.

Stéphane Rambaud-Measson:
Thank you, Ray. I will start with our transit business. In the quarter, we had about 10% organic revenue growth as our backlog has started to kick in. Our profitability has been affected by the lower-margin contracts in the U.K. that have been discussed. But our adjusted operating margin was 9.2%, slightly higher than the second quarter, despite lower sales due to seasonality.

We are taking strong actions to improve our profitability and our goal is to drive transit margins higher, by 1% annually, during our STRAP period, and we expect to achieve this goal by applying a more rigorous bidding process and an improved project management, an improved cost structure from ongoing and new restructuring initiatives, and a transfer of work to lower-cost countries, and also disciplined deployment of our Lean and Sourcing initiatives.

Worldwide, the state of the transit market remains very strong, and we continue to bid and win significant orders in all of our major markets. In the quarter, we either signed or were awarded train control projects with transit agencies who are working to meet their PTC requirements. We won orders for transit car components in Germany, in Israel, in Italy, in Switzerland. We won platform screen doors in Australia and third-rail conductors in China.

India remains a bright spot, with good order and good bidding activity for coaches and electric locomotives for brake systems for Indian Railways, along with new metro projects. Our growth rate in India this year is well into double digits.

The European market continues to expand, driven by replacement of metro fleets in London, in Paris, in Berlin, but also new infrastructure projects such as Grand Paris. And we see a good volume of projects for regional and commuter trains in Germany.

For the full year, we expect a book-to-bill of greater than 1. And remember that our OEM orders typically lead to long-term aftermarket contracts which then provides revenues and good profitability for 30 to 40 years.

As a true global player, over time our transit business should have better visibility and stability; more growth opportunities, both organic and through acquisitions; and improved margin as we benefit from increased scale and market share and as aftermarket revenues increase.

So, let’s now move to our freight rail business, which has continued to pick up due to strong market activity. As Pat mentioned, our freight sales and backlog are near their highest levels in two years. And freight aftermarket sales were up 22%, the fifth quarter in a row of year-on-year growth. In NAFTA, freight rail traffic is up more than 5% year to date, and the rolling stock in storage continues to come down. As a result, we are seeing growth in our freight aftermarket revenues, along with more inquiries for component servicing and repairs and locomotive overhaul projects.

Demand for new locomotives and freight cars is also improving. For example, the backlog of cars ordered in the U.S. is at the highest level in two years, and we are seeing good volume in our Maintenance of Way business, with orders above sales for this year.

In the quarter, we booked contracts for train control hardware, project, and services and multiyear orders for freight cars components in the U.S. As you would expect, we are very focused on helping our U.S. customers, both freight and transit, meet their PTC goals for the year. We have, as an example, established a war room to track progress on our project and have added resources as necessary.

Meanwhile, international rail markets in Brazil and Australia are stronger this year, and we are now operating facilities in both Turkey and India to take advantage of growth opportunities in those markets.

And our non-rail business is benefiting from growth in the oil and gas market, with our backlog for industrial heat exchangers near a record high.

Ray?

Ray Betler:
Thanks, Stéphane. So, I’ll conclude our prepared remarks by talking about the long-term outlook. Two weeks ago, we presented our five-year strategic plan to our board. The plan meets our long-term financial goals to average double-digit growth in revenues and in earnings through the business cycle, with improving margins. To achieve these goals, we have growth initiatives in each of our major product lines consistent with our four growth strategies. After we complete our merger with General Electric Transportation, we will of course update our strategic plan. From our initial analysis and due diligence, we are confident the merger improves our ability to deliver on our long-term growth targets.

So, just to reiterate some of my comments at the beginning of the call. We had a strong third quarter. We are positioned to finish the year even stronger, both in terms of earnings and in terms of cash flow. We saw year-on-year revenue growth in both our segments for the fourth quarter in a row. We affirmed our EPS guidance for the year, and we increased our sales guidance slightly. Even with the strong revenue growth this year, our backlog remains near a record high. And the freight market continues to improve.

We expect to build on these accomplishments in 2019 based on the improvements we’re seeing in our freight business and through the Wabtec Excellence Program, which gives us the ability to generate cash and to increase margins over time.

And with that, I’ll be happy to answer any questions.

Operator:
Thank you, sir. We will now begin the question-and-answer session. To ask a question, you may press “*,” then “1” on your touch-tone phone. If you’re using a speakerphone, please pick up your handset before pressing the keys. If at any time your question has been addressed and you’d like to withdraw your question, please press “*,” then “2.” Again, that is “*,” then “1” to ask a question.

At this time, we will just pause momentarily to assemble our roster.

The first question we have will come from Justin Long, of Stephens. Please go ahead.

Justin Long:	Thanks, and good morning.

Ray Betler:	Hi, Justin.

Justin Long:
So, wanted to start and ask about the operating cash flow guidance for $200 million and was curious if you could provide some more detail on what drove the reduction. I think it was a little bit surprising just because the EPS guidance for the full year didn’t change. But it looks like the expectation for operating cash flow came down by about $150 million, or so. So, Pat, could you maybe walk through what drove that change and, going forward, what your confidence is that the cash flow profile of this business can return to what you’ve historically said: operating cash flow above net income?

Pat Dugan:
So, the third quarter operating cash flow really was the reason for reassessing the number. We would have typically had a profile where we would have seen a building cash from operations every quarter and improving sequentially and then a strong fourth quarter, which is kind of our history.

Clearly, in the fourth quarter – and we’re giving you GAAP numbers, not adjusted numbers when we give you that guidance. But you had a fourth quarter that was negatively impacted by the tax payments that we had to make under the current rules. We definitely year to date have had cash that’s been used in restructuring and paying for the GET transaction costs.

And then, finally, we have had a working capital performance that is not what we would have expected. It’s really related to our projects, about how some of the milestones have not been met and things have been deferred a little bit. And so, we’re focused now on recovering, on aggressively completing and closing out those project milestones. We’re working with the project teams, the local finance teams, and the executive office and aggressively managing our payables with our suppliers. These are timing issues. They’re things that we will recover on. It’s just that the underlying milestones of those projects have affected the cash flow in the year and our guidance.

Justin Long:	Okay. And Pat, you said that $200 million was a GAAP number. Do you have the adjusted number? What’s your expectation for adjusted cash from operations in 2018?

Pat Dugan:
So, I think if you look at the historically, for the first nine months, we have an impact of about $24 million from taxes. We have for the first nine months about a $30 million impact from the GE Transportation transaction. And then we have an impact, really kind of related to working capital that the business needs to and will recover into the fourth quarter and into ‘19. We forecasted right now a fourth quarter performance that would be about $150 million, and we think that this is a conservative view of our ability. We’ve had fourth quarters where we’ve done better than that $150 million. And so, we’re just making sure that we have a number out there that and a guidance for you that makes sense and is achieved.

Justin Long:
Okay. Thanks. And secondly, I wanted to ask about the freight segment and expectations for that segment, going forward. From both an aftermarket and an OE standpoint, it feels like inquiries have picked up. Ray, you alluded to some of the order strength that GE is seeing in their business. Could you just talk about the level of visibility you have at this point to a cyclical recovery in freight in the year ahead?

Ray Betler:
Justin, both segments are significantly up, both on the aftermarket services side as well as the new car side. If you – maybe I’d just mention a couple without mentioning the names. We’ve received an order for over $50 million in the freight market for – it’s an order for over 3,000 cars; we have 100% content on that order. We have another one for 800 cars that we have 100% content. We have another one for 700 cars, where we have total content but the cushioning devices. So, we’re picking up our share of business, and business is picking up in total.

On the aftermarket side, more and more equipment is being pulled out of storage, as you know, and that equipment is in lesser and lesser states of usability. So, it needs to be, in many cases, serviced and refurbished before it goes back into service.

So, we still feel pretty good about – I know traffic has slowed down a little bit, but it’s still positive and certainly the new orders are very encouraging.

Justin Long:	Okay. Thanks. I’ll leave it at that. I appreciate the time.

Ray Betler:	Thank you.

Operator:	Next we have Allison Poliniak, of Wells Fargo.

Allison Poliniak:	Hi, guys. Good morning.

Ray Betler:	Hi, Allison.

Allison Poliniak:
I just wanted to go back to the reduction in the margin target. I think you cited tariffs as well as the lower-priced contracts. Could you maybe help understand, one, with the lower-priced contracts, is it incremental? And maybe help us even quantify the tariff impact and how you’re thinking about that heading into ‘19 at this point?

Pat Dugan:
So, I think on the tariffs, I think we talked about the quarterly impact is about $2 million. That’s the gross impact. And we work very hard to offset that with mitigations through surcharges or price increases. And in some cases, we actually even bought some inventory in advance to avoid that impact. So, that’s the Q3 impact. And I think that we’re going to have something similar going into 2019, but we’re still working on that.

In terms of the lower-margin projects, we definitely have been operating throughout the year with some assumptions on margins and where they would be. We did have a chance to look at those projects in the third quarter, and we probably had about – we had a discrete item, as we always do, of about a net $10 million in the quarter and just related to improving the estimates on the costs on filling that contract.

So, all those things kind of impacted the Q, and of course that impacts the full year.

Ray Betler:
Allison, if I could make a comment about tariffs, so we are basically tracking that issue on a daily basis. So, we have reasonably good visibility, trying to be proactive about what the impact potentially could be but also establishing strategies for how to mitigate the tariffs by moving things to other countries, through other countries. We’re obviously trying to anticipate what’s going to happen if the next round of tariffs get implemented. So, it’s a little bit of a dynamic situation on a day-to-day basis, but I think we’re doing a pretty good job anticipating it and trying to put mitigation steps in place.

Allison Poliniak:
Great. That’s helpful. And then, the OEMs talked about ongoing price pressures still for the new cars. Could you explain to us how that flows, if it even flows, down to you, your ability to price in this market on the freight?

Ray Betler:
So, the freight market has really not changed dramatically. There’s always some price pressure. But we have some leverage, too. There’s a lot of demand right now. So, there’s some pricing opportunities. So, it goes both ways. I think we’re in a pretty good position relative to our pricing.

Allison Poliniak:	Great. Thank you.

Ray Betler:	Thank you.

Operator:	Next we have Matt Elkott, of Cowen.

Matt Elkott:
Thank you. Ray, can you give us some update to the financial targets you have for GE? I think the last time we heard about this was last month. Are those EBITDA and EBIT estimates still intact? Or how has your confidence changed, if any, since then?

Al Neupaver:
I can answer that. I think that as far as GE’s performance, I think they announced today and they were right on track with their third quarter numbers. And that’s very encouraging considering where they’re at in the cycle. As far as going forward, what has been published is out there. So, we don’t see any changes. We haven’t heard anything from GE that would change that.

Ray Betler:	I think their backlog (inaudible).

Al Neupaver:	Their backlog is enormous right now.

Ray Betler:	So, they’re in a very positive situation, too, with the pickup in the market.

Al Neupaver:	Yes, I agree, Ray.

Matt Elkott:
Got it. That’s helpful. And then, just one more, on PTC, as we approach the installation deadline and 2018 is largely behind us. Can you give us an idea on how the aftermarket contribution to your PTC revenue has shaped up relative to your expectations going into the year and how that’s going to trend in 2019 and 2020 as we approach the implementation deadline in 2020?

Ray Betler:
Sure, Matt. We’ve always said that we thought we would be in a $50 million to $100 million aftermarket range in the aftermarket business, and we’re right in that range. I think we’ve done a reasonably good job forecasting that. That’s a result of mainly MSAs that we’ve been able to book with the Class 1s and now more and more commuter agencies. So, the commuter agencies are smaller contracts, but there’s many commuter agencies. So, we’re able to sign those up as we’re implementing the projects with those agencies, Matt. Some of those agencies just received funding over the last year, too. So, we literally still are booking new orders and project-based orders in the PTC area to do sub-system and turnkey projects.

As far as deployment goes, I think it’s going pretty well across the Class 1s. The FRA is deeply involved with that. And we’re doing everything we can to support our customers, as well as FRA.

Matt Elkott:	Ray, do you see any year in the next three or four years where there would be a big step function decline in PTC revenue, total PTC revenue?

Ray Betler:
I think, again, Matt, we need to maybe differentiate again the difference between PTC, per se, and signaling.  So, we’ve migrated to the term “signaling,’’ not to be cute. We migrated to the term “signaling’’ because it encompasses PTC, but also other capabilities.  It encompasses other subsystems, it encompasses project-based revenues. So, pure PTC, if you’re measuring it based on hardware deliverables, yes, obviously, we are very close to finishing out the delivery of all PTC hardware onboard computers.  But in terms of signaling, we still believe that we’re able to grow this business.  I think we’ve done a good job of demonstrating that this year, there was concern, anxiety, out there that we would not be able to do that this year.  But we’re on track to, you know, have pretty significant growth in signaling area this year.  So, we’re pretty happy with where we’re positioned.

Matt Elkott:	Great. Thank you very much.

Ray Betler:	Thank you.

Operator:	The next question we have will come from Jason Rodgers from Great Lakes Review.

Jason Rodgers:
If I could just follow up on that PTC line of questioning, would you provide the figures for the quarter of the PTC revenue and signaling, and if you’re still forecasting that area to be up 10% for the year?

Ray Betler:	Timmy, do you want to do it?

Tim Wesley:
Yes, I’ve got those. So, the PTC for the quarter was $81 million, signaling was $27 million. So, your total is $108 million. And we did about $322 million last year. And so, we’re expecting 10% to 15% growth this year.

Jason Rodgers:
And how should we be thinking about margins in transit over the next few quarters?  Maybe if you could just review the timing of the largest of these low-margin U.K. contracts, when those will be done, and when you would that expect segment margin to turn positive year over year on an adjusted basis?

Pat Dugan:
So, just to be careful, we typically don’t give any kind of guidance or any kind of a forward view of the margins for segments, and there’s a lot of discrete items that tend to go in and out of these segment disclosures.  But our goal, obviously, is to continue the improvement on a quarter on quarter.

Ray Betler:
So what we can talk to you about is what we’ve committed, Jason, in investor conference and we’ll continue to discuss, which is a 1% year on year improvement, and maybe we give Stéphane a chance to explain some of the things we’re doing operationally to improve our performance and focus on that objective.

Stéphane Rambaud-Measson:
Sure. I think what I’ve described a couple of the key actions that we are taking, much more rigor is being processed by the project management.  One of the key elements which has been a driver now, particularly this year, has been these U.K. refurbishment projects, where a full-year it’s on project and we are getting at the end of the ending stage of the project, meaning that we are – we are starting to push trains out, we have a much more stable configuration as we had a quarter ago.  As we are finishing on this project, we are going to undertake and actually we are taking actions to refocus on the business, lower our costs, and project our deliveries in a much more stable manner than what we had before.

So, if we assume that we will achieve this target, we should be well-placed to increase our margin by one point, I see on the early basis, as we have committed to our board recently.

Jason Rodgers:
OK, that’s helpful.  And then just finally company-wide, I’m wondering if you can talk about the impact that you’re seeing in raw material and employee-related costs, and your expectations there going forward?

Stéphane Rambaud-Measson:
Although we don’t see much impact – well, it has been, of course, the tariffing part we have been discussing has been – it’s been – that’s called a driver no longer, but we have forecast where we have a little stretch on resources, such as, for example, Eastern Europe, which is where the economy is very active right now, but we don’t see a big increase of wages.  We are helped by some currency changes, also, in China, I mean, the money has been slightly devaluated compared to the U.S. dollar, so it compensating for some wage increases.  So overall we don’t see big changes, but maybe you want to comment--

Pat Dugan:
No, I would say overall, I think our, you know, the numbers would indicate that we have margins that are fairly consistent and we’re executing where we think we need to be with some of these discrete items, obviously, impacting.

Jason Rodgers:	Okay. Thank you.

Operator:	And next we have Matt Brooklier of Buckingham Research. Please go ahead.

Matt Brooklier:
Hey, thanks and good morning.  So a question, I think you talked a little to it but you know, the revenue guidance for the year was taken off.  I was just hoping for maybe a little bit more color in terms of what’s contributing to that?  Is it more freight?  You know, is it also transit?  Just trying to get a sense for what’s ticking up from a momentum perspective?

Ray Betler:
I think it’s both, Matt.  We’re in a nice position, we have almost record backlogs in both segments, and as Stéphane says, we deliver, for instance these trains out of the U.K., that’s revenue recognition milestone that allows you to book revenue for those projects, so those on a trended side, as we start to implement the projects and move more into manufacturing, revenues pick up and on a freight side, it’s more short-term, six-nine month type of turnaround, with the increased demand, we’re seeing some increased revenue opportunities.

Matt Brooklier:
Okay. That’s helpful.  And then, can you remind me on, you know, with your OE business, for railcars specifically, and you know, supplying components – supplying components, does it matter what type of car is getting built?  I.e., you know, tank versus freight cars?  Do you have about the same amount of content on each, or is there a difference?

Ray Betler:
Yeah, if you look on a broad basis across the industry, it really doesn’t matter. We’re pretty agnostic.  We do have a couple specialty areas like the hatch and gate business that we bought from ATP – from ATP, we can supply hatches and gate switches, which is an incremental add to grain cars, for instance.  So, frack cars and you know, for sand, and things like that.  But in general, the average is about the same across the industry, so we’re just happy with the pick up.

Matt Brooklier:
Okay. That’s what I thought; just wanted to confirm.  And then last one from me, you know, there’s talk or announcements around precision railroading efforts, more of the cost of rails, are looking, you know, to undergrow and go through this process.  Just curious to hear your thoughts on, you know, is this a potential headwind this cycle, is this more of a headwind, if so, on the locomotive side versus the freight car side.  How are you thinking about these initiatives that Class 1 rails have announced?

Ray Betler:
Yeah, so thanks for asking the question, Matt, because I think if nobody asked that, I would have been very disappointed.  You know, there’s so much talk about precision railroading, precision scheduling.  Our view is this, we’re in place fundamentally to serve our customers and any improvements, just like for PTC, just like down the road, for semi-automation, automation, any efficiency improvements that result in the rail network are good for us.  It increases the credibility for the class 1s to improve their throughput, that hopefully increases the opportunity to, you know, serve their customers, so I think the discussion is ongoing. It means different things to different people.  I think the class 1s are trying to sort it out, what it means for them specifically, case by case.  But we’re obviously watching, we’re listening, we’re trying to interact as much as possible with our customers to understand, you know, where and how we can serve them and fit into that ultimate solution, to provide better throughput and better productivity and efficiency, and I see it as a good thing in the industry.  So, I think it’s no different, for that matter, on the transit side, where you can increase overall efficiency in a transit operation like New York City Transit, there’s been so much discussion, you know from the governor on down.  Any opportunity to increase performance of a rail system is good for us.

Matt Brooklier:	Okay. Good to hear. Appreciate the time.

Ray Betler:	Thank you.

Operator:	The next question we have will come from Scott Group of Wolfe Research.

Scott Group:	Hey, thanks, good morning, guys.

Ray Betler:	Hi, Scott.

Scott Group:
I wanted to just go back to the margin guidance.  It’s just not entirely clear to me.  So, going from 12.6 in the third to, give or take, 14% in the fourth, to get to the 13% for the year.  How is- is the big delta just that these contract issues are now behind us, are they partially behind us in the fourth, are they fully behind us in the fourth?  I just want to try and get a sense of, you know, if they’re fully behind us, is 14% in the fourth quarter a good rate, run rate, for 2019?  Maybe they’re only partially behind us, so maybe the real run rate for 2019 is even better than 14%?  I’m just trying to get a little bit better understanding here.

Pat Dugan:
Okay. So, just speaking only to Q4, I think you’re right on.  The issue is that you have these contracts that are partially behind us, they’re starting to come out, and then we’ll have a more- we think we’ll have a more typical fourth quarter result, but you know, spares orders and other business product mix that will improve that margin. So, in terms of ‘19, we really don’t want to talk too much about that.  You know, it’s not our time to talk about guidance right now.

Scott Group:	Sure.

Ray Betler:	The fourth quarter is a good indication of the run rate.

Scott Group:
Okay. Helpful.  And then as we think about the backlog, so it came down a little bit more on the one-year backlog than the multiyear backlog, if I look at third quarter versus second.  Is there one that’s a better one to look at?  Is there one that tends to lead the other, the one-year versus the multiyear?  I’m just trying to understand which is the better one to look at?

Pat Dugan:
The one-year is, you know, it’s- you can get some discrete items that can really make that number move.  And the freight business, which is a very short cycle type backlog, it’s not the long, multiyear, large contract value type order process that you have in transit.  You just don’t have it in freight, and so, you know, quarter to quarter, I think you can have some variability but I think it’s still kind of historically high compared to the last few years quarters and the last year.

Tim Wesley:
Scott, this is Tim.  Just one more comment on backlog in general – remember, we don’t put anything in backlog until we have a signed contract, so we’re winning orders, we’re being selective with orders, we’re being awarded all the time, but the timing of when we actually put something in backlog is determined by when we sign the contract, which can be months and quarters, sometimes, between when we win a project and when we actually book it.

Stéphane Rambaud-Measson:
And we have won a number of freight contracts which are not bookable, which they will have cutoffs. But we have won the contract already. So, we are securing the volume for the long term, but it’s not yet in the backlog.

Scott Group:
Okay. One just last real quick thing to clarify - when you guys give the breakdown of PTC and then signaling, the PTC number, the $80 million, give or take, in the third quarter, that includes both installation and aftermarket, correct?  It’s not just installation, is that right?

Pat Dugan:	Right.

Ray Betler:	Yeah, it’s anything associated with PTC per se, Scott.

Scott Group:	Okay. Helpful. Thank you, guys.

Operator:	The next question we have will come from Willard Milby from Seaport Global Securities.

Willard Milby:
Hey, good morning, everybody.  If we could continue the conversation on margin,  not to beat a dead horse here.  But if I look at the long-term outlook, since the analyst day and in every iteration of the proxy, we’ve seen the core Wabtec business, that the planned improvement in the margin, call it 100, 110 bps, what gives you confidence that that’s still a good improvement target when you look at maybe headwinds from tariffs or other issues?  When you talk to the board, what are telling them?  Is it – it is planned improvements on the cost side, is it better business with a better margin coming through in the next year, couple years?  Can you talk a little bit about that and the longer term outlook?

Stéphane Rambaud-Measson:
I think it’s a little bit of everything. I think a lot of efforts are made on the cost side. We have a number of restructuring projects which are ongoing, specifically in the U.K. We also are controlling the bid process and looking at the risk profile of projects that we win in a very cautious manner. And we are reducing our exposure to certain types of projects, such as the refurbishment projects, specifically the U.K. projects, our large, train refurbishment projects where the risk profile is higher than a normal transit business where we are doing equipment supply. And today in our backlog, I feel that we have reduced the number of these projects, and we plan to flush out of the backlog several of these projects in the coming months and quarters. So, that’s one of the driving force to the improvement in margin.

Willard Milby:
And as I think about impacts on the tariff side, trying to recoup any cost headwinds there, have customer conversations gotten more difficult, or are customers a little more understanding of what’s going on, and maybe those conversations, maybe you think you can recoup those costs entirely?  Can you talk a little bit about what’s going there, from a customer point of view?

Ray Betler:
Yeah, the customers aren’t normally too approachable relative to recouping costs, but we also bake that into the customer pricing policies and practices, so we try to merit those folks, in their approach, where we can.

Willard Milby:	Okay. I appreciate the time. Thanks.

Ray Betler:	Thank you.

Operator:	And next we have Steve Barger of KeyBanc Capital Markets. Please go ahead.

Steve Barger:
Hey, good morning.  Thanks for getting me in.  Ray, since you wanted to talk about precision railroading, I don’t cover the Class 1s, I’ll follow-up on your comment, that an increase in real performance is good for Wab.  Can you tell me specifically how it’s good, because presumably, it means less new equipment, so what is the positive offset that allows Wabtec to benefit?

Ray Betler:
So, it may mean less new equipment over a long haul, Steve, but if you look at what’s going on today, there’s a lot, first of all, infrastructure adjustments that have to be made.  As you know, we’re an infrastructure business.  There’s a lot of adjustments that have to be made to equipment -- do you overhaul, do you buy new, do you specialize in certain types of equipment.  Who picks up that-- what’s not changing is the overall demand, so as long as the demand is going up, and our ability is, because of our position in technology, and that’s really the key for us, is we’re technology providers.  So to the extent that we can more effectively develop technology to assist the railroads to be able to support the demand, basically their opportunity is to take freight out of trucks.  So I think there’s a lot of upside for us in the short, medium, and long term.

Al Neupaver:
Yeah, I think Ray has answered the question extremely well, because number one, what’s good for the industry is good for Wabtec.  That’s number one.  Number two, in order to really do precision railroading, it’s going to require technology, in our opinion, and we are the- you know, we’re the answer to technology not only in the freight, but also in the transit route businesses.  So a lot of our focus has always been on the safety, efficiency, and productivity of the railroads, and that’s exactly what they’re trying to improve.  It’s not just about taking their capital expense down; it’s more than that.  It’s being able to compete with trucks and other industries to increase the business over time, and like I said, what’s good for the railroads is good for Wabtec.

Steve Barger:	Understood. So technology presumably would be good for mix as well?

Pat Dugan:	That’s right.

Steve Barger:
And last one for me, industry orders for railcars is up a lot year over year, which is obviously good for visibility, and when railcar OEMs take orders, they’re typically non-cancellable, even though at times we see them get delayed or modified.  My question is on the locomotive business - those are contracts non-cancellable in the same way that we think about railcar orders?

Ray Betler:
I think, Steve, from our due diligence, each contract is different, so there’s options associated with some of the DE contracts that are basically call options, so they’re not- the customer obviously isn’t forced to exercise those options, so I haven’t seen any contracts for base orders that are cancelable, but there could be, but we haven’t had--

Pat Dugan:	We’re really not sure. Yeah, we haven’t seen contracts, and it’s the backlog, exactly what they say at this point.

[crosstalk]

Ray Betler:
What we do know is they’re way ahead of expectations on new orders, so I think they’re doing pretty well there in terms of the pick up in their business.  It’s going to be, you know, seen in revenue next year.

Steve Barger:	Understood. Thank you.

Operator:	[Operator Instructions] Next we have Tim Carroll of Value Holdings.

Tim Carroll:	Hi. Will you please talk about the financial risk that we face as a result of losing the challenge related to the Siemens/PTC patent? Have they sued--

Al Neupaver:	Yeah, we really don’t comment on litigation at all, and so we just don’t have a comment on litigation.

Tim Carroll:	Got it. Thank you.

Pat Dugan:	Thank you.

Operator:
Sir, no further questions at this time.  We will go ahead and conclude today’s question-and-answer session.  I would now like to turn the conference call back over to Mr. Tim Wesley for any closing remarks.  Sir?

Tim Wesley:	Okay. Thanks, Mike, and thanks, everybody, for joining us on the call. We look forward to talking to you again soon, or perhaps seeing you at a conference. Take care. Have a good day.

Additional Information and Where to Find It

In connection with the proposed transaction between General Electric Company (“GE”) and Westinghouse Air Brake Technologies Corporation (“Wabtec”), Transportation Systems Holdings Inc., a wholly owned subsidiary of GE created for the transaction (“SpinCo”), has filed with the SEC a registration statement on Form 10 and Wabtec has filed with the SEC a registration statement on Form S-4 and a definitive proxy statement on Schedule 14A. If the transaction is effected via an exchange offer, GE will file with the SEC a Schedule TO with respect thereto and a registration statement on Form S-4/S-1 containing a prospectus. This communication is not a substitute for any definitive proxy statement, registration statement, proxy statement/prospectus or other documents GE, Wabtec and/or SpinCo may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, AND OTHER DOCUMENTS FILED BY GE, WABTEC OR SPINCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of these materials and other documents filed with the SEC by GE, Wabtec and/or SpinCo through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by GE, Wabtec and/or SpinCo with the SEC from the respective companies by directing a written request to GE and/or SpinCo at General Electric Company, 41 Farnsworth Street, Boston, Massachusetts 02210 or by calling 617-443-3400, or to Wabtec at Wabtec Corporation, 1001 Air Brake Avenue, Wilmerding, PA 15148 or by calling 412-825-1543.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell, any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. GE, Wabtec, SpinCo, their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from shareholders of Wabtec in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the relevant materials when filed with the SEC. Information regarding the directors and executive officers of GE is contained in GE’s proxy statement for its 2018 annual meeting of shareholders, filed with the SEC on March 12, 2018, its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 23, 2018, its Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, which was filed with the SEC on July 27, 2018 and certain of its Current Reports filed on Form 8-K. Information regarding the directors and executive officers of Wabtec is contained in Wabtec’s proxy statement for its 2018 annual meeting of shareholders, filed with the SEC on April 5, 2018, its definitive proxy statement for its special meeting of shareholders, which was filed with the SEC on October 12, 2018, its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 26, 2018, its Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 which was filed with the SEC on July 31, 2018 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

Caution Concerning Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between GE and Wabtec. All statements, other than historical facts, including statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction, including future financial and operating results, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements.

Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the shareholders of Wabtec may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by GE or Wabtec, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of GE, Wabtec and SpinCo; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that shareholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions; (13) actions by third parties, including government agencies; and (14) other risk factors as detailed from time to time in GE’s and Wabtec’s respective reports filed with the SEC, including GE’s and Wabtec’s annual reports on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Neither GE nor Wabtec undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.